

May 27, 2014

Via E-mail
Todd A. Creech
Chief Financial Officer
ZS Pharma, Inc.
508 Wrangler Drive, Suite 100
Coppell, Texas 75019

> **Re:** **ZS Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2014**
> **File No. 333-195961**

Dear Mr. Creech:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Use of Proceeds, page 44

1. We note your statement that you intend to use a certain amount of the net proceeds from this offering to advance your ongoing clinical program. Please specify how you anticipate allocating the proceeds among your respective clinical studies, whether ongoing or planned, and estimate how far you expect the offering proceeds will enable you to advance your clinical program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Todd A. Creech
ZS Pharma, Inc.
May 27, 2014
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Mollie Duckworth
Baker Botts L.L.P.
98 San Jacinto Blvd.
Suite 1500
Austin, Texas 78701